Exhibit 99.2

Q2 and half-year 2026 financial report (management's discussion and analysis)

STRONG REVENUE INCREASE IN THE FIRST HALF OF 2026, DRIVEN BY HIGHER SALES OF ON-PREMISE QUANTUM COMPUTERS.

Six Months ended June 30, 2026 in brief

•
Revenue increased by 47% to EUR 8.9 million compared with EUR 6.0 million for the six months ended June 30, 2025. The increase was mainly attributable to higher quantum computer sales and progress in projects recognized over time.
•
Gross profit amounted to EUR 3.6 million, compared with EUR 2.4 million for the six months ended June 30, 2025.
•
Operating loss was EUR 60.5 million, compared with an operating loss of EUR 31.6 million for the six months ended June 30, 2025, driven primarily by higher transaction costs incurred in connection with the business combination and the dual listing, as well as an acceleration of research and development activity and higher headcount.
•
Loss for the period amounted to EUR 74.9 million, compared with EUR 34.6 million in the corresponding period of 2025.
•
Net cash used in operating activities amounted to EUR 50.0 million, compared with EUR 27.5 million for the six months ended June 30, 2025.
•
Cash and cash equivalents amounted to EUR 113.4 million as of June 30, 2026. Following the completion of the Business Combination after the reporting date, cash and cash equivalents increased to EUR 309.4 million.
•
Order backlog amounted to EUR 69.1 million at June 30, 2026 compared with EUR 67.3 million at the beginning of the year. The increase since the beginning of the year reflected new order intakes exceeding the revenue recognized from projects already included in the backlog.

Three Months ended June 30, 2026 in brief

•
Revenue increased by 28% to EUR 6.7 million compared with EUR 5.2 million for the three months ended June 30, 2025. The increase was mainly driven by the sale and delivery of quantum computers and continued progress in customer projects recognized over time.
•
Gross profit amounted to EUR 3.1 million compared with EUR 2.1 million for the three months ended June 30, 2025.
•
Operating loss was EUR 30.9 million, compared with an operating loss of EUR 15.0 million for the three months ended June 30, 2025.
•
Loss for the period amounted to EUR 36.6 million, compared with EUR 15.0 million in the corresponding period of 2025.

CEO Review

The first half of 2026 marked an important period in IQM’s development. We continued to execute on our strategy of bringing full-stack quantum computers directly into high-performance computing centers, research institutions and enterprise environments. Our progress during the period reinforces our founding thesis: quantum computers will increasingly operate as specialized accelerators alongside classical CPUs, GPUs and AI infrastructure.

Our commercial scale continued to increase. As of June 30, 2026, since inception we have sold 26 full-stack quantum computers globally, built more than 50 systems and delivered 17 systems to customers, with a further eight systems in production. Our customers include some of the world’s leading supercomputing centers, research institutions and enterprises. Four of the world’s ten largest supercomputing centers use IQM full-stack quantum computers, demonstrating the performance, reliability and relevance of our technology.

During the six months ended June 30, 2026, we expanded into several new markets, including Japan, and Spain through new customer wins and customer engagements. Additionally, we have completed customer deliveries in the United States and Europe. Following deliveries in late 2025 to CINECA supercomputing center in Italy as well as to universities in Finland, Germany and Poland, we have, in the first six months of 2026, delivered to the U.S. Department of Energy’s Oak Ridge National Laboratory in Tennessee. Revenue increased by 47% to EUR 8.9 million for the six months ended June 30, 2026 as compared to EUR 6.0 million for the six months ended June 30, 2025.

Our order backlog remained exceptionally strong during the six months ended June 30, 2026. We entered the year with an order backlog of EUR 67.3 million. During the six months ended June 30, 2026, we added a further EUR 10.7 million through new order intake, while EUR 8.9 million was converted into revenue. As a result, our order backlog increased to EUR 69.1 million as at June 30, 2026.

Since the end of the six months ended June 30, 2026, IQM was selected to integrate a quantum computer into the LUMI AI Factory, connected to one of the world’s leading supercomputers. This added a further EUR 33.0 million to our order backlog, bringing the total to more than EUR 102.1 million. .This subsequent increase demonstrates the continued demand for our quantum computing solutions and provides us with greater visibility over future revenue.

During the period, we continued to invest in our manufacturing capabilities. We are investing more than EUR 40 million in the expansion of our fabrication facility in Espoo, Finland. This investment will double our cleanroom capacity and establish the capability to produce up to 30 full-stack quantum computers annually. These investments will support our ability to meet increasing customer demand and execute against our long-term technology roadmap.

Our reported operating loss amounted to EUR 30.9 million for the three months ended June 30, 2026 and EUR 60.5 million for the six months ended June 30, 2026. The operating loss reflects the significant investments we continue to make in research and development, our product roadmap and the capabilities required to scale our business. We believe our product roadmap is world-leading, and its implementation remains well on track. In addition, we incurred one-off expenses during the six months ended June 30, 2026 in connection with the business combination, which closed in July 2026, and the dual listing, which adversely affected our operating result.

We also continued to strengthen our position at the intersection of quantum computing, artificial intelligence and high-performance computing. Our systems are designed to integrate directly into customers’ existing computing environments rather than operate as standalone machines. Partnerships with NVIDIA, AWS and HPE support this integration and enable IQM systems to operate alongside classical CPUs and GPUs in hybrid computing architectures.

Shortly after the reporting period, we completed our business combination and entered the public markets under the ticker IQMX. Trading commenced on the Nasdaq Global Select Market in New York, followed by a listing on Nasdaq Helsinki. Completing the transaction within five months of its announcement reflects the organizational strength and execution capability we have built over recent years. The dual listing is an important milestone for IQM and provides an enhanced platform to attract international investment, expand our global presence and pursue our long-term growth strategy.

Dr. Jan Goetz
Co-Founder and CEO

Listings on Nasdaq (U.S.) and Nasdaq Helsinki

On February 22, 2026, we entered into a Business Combination Agreement with Real Asset Acquisition Corp (“RAAQ”), a special purpose acquisition company whose securities were listed on Nasdaq. On July 2, 2026, IQM’s American Depositary Shares commenced trading on the Nasdaq Global Select Market under the ticker symbol “IQMX”. As a result, IQM became the first European quantum computing company listed on a major U.S. stock exchange.

The funds made available to the combined group primarily comprised the remaining proceeds held in RAAQ’s trust account after giving effect to shareholder redemptions and the payment of deferred underwriting commissions, funds held by RAAQ outside the trust account and proceeds from the related private investment in public equity transactions, net of transaction expenses.

Separately from the business combination and related US Listing, the Company pursued an initial listing in Finland on the Nasdaq Helsinki exchange. On July 3, 2026, the listing was successfully completed, and the Company’s shares commenced trading on Nasdaq Helsinki.

Key Factors Impacting Our Performance

We believe that the performance and future success of our business depend on several factors. While these factors present significant opportunities, they also pose risks and challenges that we must address to improve our results of operations.

Technologically Advanced Product Portfolio

Our success depends in part on our ability to deliver high-performance quantum computers and related solutions designed to meet the evolving requirements of our customers, including research institutions, governments and enterprises. We specialize in building quantum computers for high-performance computing, research applications and industry use-cases, and our technology focuses on scalable architecture and integrated quantum processors designed for fault-tolerant systems. Our technology roadmap includes advancing qubit fidelity, error correction, and modular designs to enable large-scale quantum systems. We intend to invest heavily in research and development to extend our technology leadership and advance our portfolio of quantum computers.

Expansion of Partnerships

Our success also depends in part on our ability to identify and enter into strategic partnership opportunities to accelerate the development of our technological capabilities and the broader quantum computing ecosystem. To date, we have established partnerships with major research institutions and government agencies across Europe, North America and Asia. We are also working on projects with various industrial partners to develop solutions for quantum-based applications in material science, finance, energy, chemistry, and logistics. We intend to continue to seek new partnership opportunities that we believe accelerate our technology roadmap and growth strategy.

Customer Acquisition and Retention

Our success in achieving our growth objectives will depend on our ability to increase adoption of quantum computing technology and sales of our quantum computers. We believe that we are well-positioned to benefit from the development of quantum computing technology. As adoption of quantum computing technology increases, we believe the intuitive and accessible user experience provided by our quantum computers will enable us to attract new customers and commercial partners. As we execute on our strategy, we believe the reliability and use of our platform will create virtuous network effects, driving adoption of quantum computing technologies, which will further encourage investment in quantum computing and thereby accelerate our product roadmap.

Our ability to attract new and retain existing customers will depend on a number of factors, including the technological capabilities of our quantum computers, the offerings of our competitors and the effectiveness of our go-to-market and partnership activities. We will need to dedicate significant resources to further develop our commercial and manufacturing capabilities.

Industry Trends

The quantum computing market is projected to grow significantly as industries seek solutions for optimization, material science, and cryptography. To date, we have benefited from Europe’s strong push for technological sovereignty and quantum investments. However, the industry is characterized by rapid technological development, and global competition from North American and Asian players with larger funding pools poses a risk. Our success will depend on our ability to achieve quantum advantage and demonstrate practical use cases for our quantum computers. Additionally, the demand for talent is increasing as the quantum computing market grows, creating challenges for companies in the industry to attract and retain talent, leading to talent shortages. Classical computing is also advancing technologically which could delay quantum adoption.

Availability of Capital

The success of our growth strategy is contingent upon significant and sustained capital investment to achieve the necessary technological and commercial scale. We intend to invest significantly to accelerate our technology roadmap and scale our manufacturing processes. Realizing our growth objectives will require material financial commitment to both hardware infrastructure development and the expansion of our scientific and commercial teams to support and service a global customer base. Our ability to secure adequate capital will therefore be critical to achieve our growth objectives and facilitate enterprise adoption of quantum computing.

Macroeconomic Environment

Our results of our operations may vary based on the impact of changes in the global economy. Negative conditions in the general economy in countries where we operate, including conditions resulting from changes in gross domestic product growth, inflation, interest rates, financial and credit market fluctuations, international trade relations and tariffs, pandemics, political turmoil, natural catastrophes, warfare, terrorist attacks, and geopolitical impacts on global supply chains, could negatively affect our business, including progress toward the development of quantum computing. It is not possible at this time to estimate the long-term impact that these and related events could have on our business, as this will depend on future developments that are highly uncertain and cannot be predicted. If any such adverse conditions occur, persist and deepen, our customers may slow their spending on quantum computing technology and we may experience a decrease in demand for our products. We may also experience an inability to access additional capital if needed which could negatively impact our liquidity.

Key Components of Results of Operations

Revenue from Contracts with Customers

We primarily generate revenue from sales of our on-premises quantum computer systems, including co-development projects, and related professional services such as training, maintenance and technical support. In addition, we generate revenue from cloud-based usage of our quantum computers.

We recognize revenue from sales of customized quantum computer systems over time and recognize at a point in time when control transfers to the customer for standardized products or system sales. Revenue from cloud-based access is recognized based on usage. Revenue from service, maintenance, and technical support is recognized over time on a straight-line basis over the contract term. Training revenue is either recognized as part of performance obligation of a delivery project or as separate performance obligation at point in time when the service is delivered.

Cost of Revenue

Cost of revenue consists primarily of all direct and indirect expenses related to delivering projects, which typically involve the design, fabrication, delivery, and installation of advanced quantum computing systems. The costs are directly linked to the performance obligations under customer contracts. Cost of revenue also includes depreciation and amortization of assets which support the delivery of our projects, as well as costs related to logistics and warranty. In addition, there are allocated overhead costs for corporate functions and related costs such as depreciation, healthcare benefits, training and software.

Operating Expenses

Selling expenses

Selling expenses consist primarily of personnel-related expenses, including salaries, bonuses, benefits, stock-based compensation and social security for sales and business development personnel, marketing activities, advertising, travel expenses related to sales activities, external agency support, and public engagement initiatives. Selling expenses also include costs related to customer success teams and technical support staff. In addition, a portion of overhead costs are allocated to selling expenses for corporate functions and related costs such as depreciation, healthcare benefits, training and software.

General and Administrative Expenses

General and administrative expenses primarily consist of personnel-related expenses, including salaries, bonuses, benefits, stock-based compensation and social security for personnel in corporate functions such as finance, legal, human resources, and executive management. Fees for external consultants and professional service providers supporting strategic and compliance-related activities as well as communications and enterprise IT infrastructure costs are also included in general and administrative expenses. There is also a portion of overhead costs allocated to general and administrative expenses for corporate functions and related costs such as depreciation, healthcare benefits, training and software.

Research and Development Expenses

Research and development expenses relate to the advancement of our quantum computing technologies and system integration capabilities. These include personnel-related expenses, including salaries, bonuses, benefits, stock-based compensation and social security for physicists, engineers, and other technical staff involved in hardware, software, and algorithm development related to our quantum computers. Research and development costs also include expenses for specialized equipment, development software, as well as infrastructure costs such as computer resources, hosting services, and data centers which support these activities. Additionally, a portion of overhead costs are allocated to research and development expenses for corporate functions and related costs such as depreciation, healthcare benefits, training and software.

Impairment losses on financial assets

Impairment losses on financial assets include the allowance for expected credit losses on trade receivables.

Other operating income

Other operating income consists primarily of income from government grants.

Result of Operations

Comparison of the Periods Ended June 30, 2026, and 2025

The following table sets forth our results of operations for the periods presented:

	For the three months ended June 30,		Change		For the six months ended June 30,		Change
in EUR thousand	2026	2025	Amount	%	2026	2025	Amount	%

Revenue from contracts with customers	6,683	5,233	1,450	28%	8,870	6,034	2,836	47%
Cost of revenue	(3,623)	(3,159)	(465)	15%	(5,265)	(3,627)	(1,638)	45%
Gross profit	3,060	2,075	985	47%	3,604	2,407	1,197	50%
Gross margin	46%	40%	-		41%	40%	-
			-				-
Selling expenses	(3,805)	(1,385)	(2,420)	NM	(7,049)	(2,366)	(4,683)	NM
General and administrative expenses	(15,450)	(4,380)	(11,071)	NM	(26,201)	(6,912)	(19,289)	NM
Research and development expenses	(16,285)	(11,813)	(4,472)	38%	(34,047)	(25,650)	(8,396)	33%
Impairment losses (including reversals of impairment losses) on financial assets	(133)	4	(138)	NM	20	(4)	24	NM
Other operating income	1,719	576	1,143	NM	3,142	938	2,204	NM
Other operating expenses	-	(46)	46	NM	(7)	(48)	41	-86%
Operating loss	(30,895)	(14,968)	(15,927)	NM	(60,537)	(31,635)	(28,902)	91%
			-				-
Finance income	1,700	626	1,073	NM	5,067	969	4,098	NM
Finance costs	(7,336)	(607)	(6,730)	NM	(19,400)	(3,850)	(15,551)	NM
Loss before income tax	(36,532)	(14,948)	(21,584)	NM	(74,871)	(34,516)	(40,354)	NM
			-				-
Income tax	(22)	(57)	35	-62%	(27)	(59)	32	-54%
Loss for the period	(36,554)	(15,005)	(21,549)	NM	(74,897)	(34,575)	(40,322)	NM

Revenue from Contracts with Customers

Revenue increased by EUR 2.8 million, or 47%, to EUR 8.9 million for the six months ended June 30, 2026 as compared to EUR 6.0 million for the six months ended June 30, 2025. Revenue increased by EUR 1.4 million, or 28%, to EUR 6.7 million for the three months ended June 30, 2026 as compared to EUR 5.2 million for the three months ended June 30, 2025.

The increases were primarily driven by standardized quantum computer system delivery and higher continued progress on customer projects for which revenue is recognized over time, compared to the corresponding periods in 2025.

We expect revenue to grow as we deliver against both our order backlog and new orders and achieve milestones on our technology roadmap.

Cost of Revenue

Cost of revenue increased by EUR 1.6 million, or 45%, to EUR 5.3 million for the six months ended June 30, 2026 as compared to EUR 3.6 million for the six months ended June 30, 2025. Cost of revenue increased by EUR 0.5 million, or 15%, to EUR 3.6 million for the three months ended June 30, 2026 as compared to EUR 3.2 million for the three months ended June 30, 2025.

The increases were primarily in line with the higher revenue generated during the respective periods and reflected the increased use of personnel and material resources required to support higher sales volumes and progress on customer projects.

We expect cost of revenue to increase with growing sales of our quantum computer systems.

Operating Expenses

Selling Expenses

Selling expenses increased by EUR 4.7 million to EUR 7.0 million for the six months ended June 30, 2026 as compared to EUR 2.4 million for the six months ended June 30, 2025. Selling expenses increased by EUR 2.4 million to EUR 3.8 million for the three months ended June 30, 2026 as compared to EUR 1.4 million for the three months ended June 30, 2025.

The increase for the six months ended June 30, 2026 was primarily due to an increase of EUR 2.2 million in personnel-related costs, an increase of EUR 0.5 million in consulting fees, and an increase of EUR 0.2 million in conference expenses, trade shows and other marketing related events.

The increase for the three months ended June 30, 2026 was mainly attributable to higher personnel-related costs of EUR 1.4 million, consulting fees of EUR 0.3 million, and expenses for conferences, trade shows and other marketing-related events of EUR 0.1 million.

We expect selling expenses to increase due to a scale up in the sales force as well as higher marketing expenses.

General and Administrative Expenses

General and administrative expenses increased by EUR 19.3 million to EUR 26.2 million for the six months ended June 30, 2026 as compared to EUR 6.9 million for the six months ended June 30, 2025. General and administrative expenses increased by EUR 11.1 million to EUR 15.5 million for the three months ended June 30, 2026 as compared to EUR 4.4 million for the three months ended June 30, 2025.

The increase in the six months and three months ended June 30, 2026 were primarily attributable to approximately EUR 9.9 million of transaction costs incurred in connection with the business combination and the commencement of US trading, the PIPE agreements and the Finnish initial public offering, as discussed above.

Ordinary general and administrative expenses also increased during the period, primarily due to EUR 5.0 million higher personnel-related expenses resulting from the expansion of the workforce and increased share-based payment expenses. In addition, accounting and audit expenses increased by EUR 1.6 million, mainly reflecting the enhanced financial reporting, audit and regulatory requirements associated with becoming a publicly listed company.

We expect general and administrative expenses to increase due to the overall growth of the business. However, this will be partially offset by a decrease in listing related costs.

Research and Development Expenses

Research and development expenses increased by EUR 8.4 million, or 33%, to EUR 34.0 million for the six months ended ended June 30, 2026 as compared to EUR 25.7 million for the six months ended June 30, 2025. Research and development expenses increased by EUR 4.5 million, or 38%, to EUR 16.3 million for the three months ended June 30, 2026 as compared to EUR 11.8 million for the three months ended June 30, 2025.

The increase in research and development expenses was primarily driven by the continued expansion of the Company’s quantum computing development activities. This included higher personnel-related costs as well as increased expenditure for prototype development, testing, laboratory equipment and materials.

We expect research and development expenses to increase due to overall growth of the business and progress on our technology roadmap.

Impairment Losses on Financial Assets

Expected credit losses on trade receivables and contract assets decreased by EUR 24 thousand, resulting in a net reversal of the expected credit loss allowance of EUR 20 thousand for the six months ended June 30, 2026, compared with expected credit losses of EUR 4 thousand for the six months ended June 30, 2025.

For the three months ended June 30, 2026, movement allowance on financial assets and contract assets increased by EUR 138 thousand to EUR 133 thousand, compared with a reversal of movement allowance of EUR 4 thousand for the three months ended June 30, 2025.

The decrease for the six months ended June 30, 2026 primarily reflects the reversal of previously recognized movement allowances following improved collection expectations and the settlement of certain outstanding receivables. The increase for the three months ended June 30, 2026 was mainly driven by the recognition of additional movement allowances on specific trade receivables and contract assets based on updated assessments of their recoverability.

Other Operating Income

Other operating income increased by EUR 2.2 million to EUR 3.1 million for the six months ended June 30, 2026 as compared to EUR 0.9 million for the six months ended June 30, 2025. Other operating income increased by EUR 1.1 million to EUR 1.7 million for the three months ended June 30, 2026 as compared to EUR 0.6 million for the three months ended June 30, 2025.

The increase was mainly driven by higher grant income resulting from newly funded research and development projects.

Financial Result

Finance Income

Finance income increased by EUR 4.1 million to EUR 5.1 million for the six months ended June 30, 2026 as compared to EUR 1.0 million for the six months ended June 30, 2025. Finance income increased by EUR 1.1 million to EUR 1.7 million for the three months ended June 30, 2026 as compared to EUR 0.6 million for the three months ended June 30, 2025.

The increase was largely driven by fair value gains of EUR 4.1 million on financial assets measured at fair value through profit or loss, arising from fluctuations in the foreign currency component of the PIPE subscription agreements entered into during the six months ended June 30, 2026.

Finance Costs

Finance costs increased by EUR 15.6 million to EUR 19.4 million for the six months ended June 30, 2026 as compared to EUR 3.8 million for the six months ended June 30, 2025. Finance costs increased by EUR 6.7 million to EUR 7.3 million for the three months ended June 30, 2026 as compared to EUR 0.6 million for the three months ended June 30, 2025.

The increase was primarily attributable to a share price-driven increase in the fair value of the Kreos Loan warrants of EUR 5.1 million, an increase of EUR 9.0 million in the fair value of the derivative financial liability relating to the conversion option embedded in the Aalto loan agreement, and revisions to the estimated future cash flows of the Kreos Loan.

As the Company exercised its prepayment option, the Kreos loan agreement was terminated. As a result, the deferred transaction costs attributable to Tranche B in the amount of EUR 2,196 thousand were expensed in full as of June 30, 2026.

Key Operating Metric

In addition to the measures presented in our consolidated financial statements, we use Order Backlog as an indicator of future revenues from existing signed orders. This approach provides management with a transparent bridge from confirmed orders to revenue, linking sales performance with revenue realization, while remaining consistent with the external definition of backlog as confirmed, not yet recognized orders.

We believe this metric provides useful information for the market to understand and evaluate our results of operations in the same manner as our management team.

Order Backlog represents the value of binding customer orders that have been confirmed but not yet recognized as revenue at a point in time. We calculate Order Backlog as the point in time balance of Order Intake less recognized revenue. Order Intake represents the total monetary value of binding customer orders signed during the period, excluding pipeline or expected orders, and reflects new business secured and future revenue generation.

This metric is presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with IFRS Accounting Standards, and may differ from similarly titled metrics or measures presented by other companies. Certain judgments and estimates are inherent in our processes to calculate this metric.

The table below sets forth our Order Backlog (movement) as of June 30, 2026 and June 30, 2025.

	For the three months ended June 30,		Change		For the six months ended June 30,		Change
in EUR thousand	2026	2025	Amount	%	2026	2025	Amount	%
Order Backlog at the beginning of reporting period	65,457	74,680	(9,223)	-12%	67,321	30,132	37,190	123%
Total Order Intake	10,332	6,144	4,188	68%	10,654	51,493	(40,839)	-79%
Hardware and service	9,871	6,073	3,798	63%	9,871	51,073	(41,202)	-81%
Cloud platform	194	72	122	NM	267	72	195	NM
Other	267	-	267	NM	517	349	168	48%
Total recognized revenue	6,684	5,233	1,450	28%	8,870	6,034	2,836	47%
Hardware and service	6,356	5,225	1,130	22%	8,276	5,654	2,622	46%
Cloud platform	73	8	65	NM	144	31	113	NM
Other	255	-	255	NM	450	349	101	NM
Order Backlog at the end of reporting period	69,106	75,591	(6,485)	-9%	69,106	75,591	(6,485)	-9%

Order Backlog increased by EUR 1.8 million, or 3%, to EUR 69.1 million during the six months ended June 30, 2026. The Group calculates Order Backlog as the point in time balance of Order Intake less recognized revenue. Order Intake represents the total monetary value of binding customer orders signed during the period, excluding pipeline or expected orders, and reflects new business secured and future revenue generation. For the six months ended June 30, 2025, Order Intake amounted to EUR 51.5 million while revenue recognition was comparatively low and amounted to EUR 6.0 million. That strong Order Intake in 2025 is still feeding revenue today, with recognized revenue rising by 47% to EUR 8.9 million for the six months ended June 30, 2026.

In July 2026, after the reporting date, the Company entered into an additional customer agreement for the development, manufacture and delivery of quantum computing hardware, with a contract value of EUR 33.0 million.

Liquidity and Capital Resources

As of the reporting date on June 30, 2026, we held cash of EUR 113.4 million and have, to-date, primarily funded our operations through issuances of equity securities, raising net proceeds of EUR 489.5 million, as well as borrowings under debt facilities. Following the closing of the Business Combination on July 1, 2026 we held cash of EUR 309.4 million. Based on current forecasts, management believes our existing resources are sufficient to meet operating and capital expenditure needs for at least the next twelve months from this reporting date. We anticipate that we will meet our long-term cash requirements and obligations through operating cash flows and future equity or debt financings.

We have incurred net losses since inception and experienced negative cash flows from operations. During the six months ended June 30, 2026 and 2025, we incurred net losses of EUR 74.9 million and EUR 34.6 million, respectively. For the three months ended June 30, 2026 and 2025, our net loss was EUR 36.6 million and EUR 15.0 million, respectively. As of June 30, 2026, we had an accumulated deficit of EUR 307.1 million. We expect to incur additional losses and higher operating expenses for the foreseeable future as we continue to invest in research and development programs.

Our primary uses of cash are to fund our operations as we continue to grow our business. We will require a significant amount of cash for expenditure as we invest in ongoing research and development and business operations. Until such time as we can generate significant revenue from cloud-based quantum computer offering and our professional services, we expect to finance our cash needs through public or private equity or debt financings or other capital sources. However, we may be unable to raise additional funds or enter into such other arrangements, when needed, on favorable terms or at all. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, or substantially reduce our development efforts. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors.”

Prepayment notice of Kreos Capital loan and Warrants Exercise

We are party to a loan and security agreement (the “Kreos Loan Agreement”) with Kreos Capital VII (UK) Limited (“Kreos”), dated December 23, 2025. The Kreos Loan Agreement provides for a term loan facility of up to EUR 50.0 million aggregate principal amount, to be drawn in two loans: (i) a first loan of EUR 5.0 million, to be drawn in one tranche on or prior to January 15, 2026, and (ii) a second tranche of EUR 45.0 million, to be drawn in one or more tranches on or prior to July 31, 2026. On January 15, 2026, we drew EUR 5.0 million pursuant to the first loan under the Kreos Loan Agreement.

By the end of June 2026, we delivered a prepayment notice to Kreos pursuant to which we elected to prepay the outstanding principal amount under the Kreos Loan Agreement amounting to EUR 5.0 million. As a result of the notice, the outstanding loan amount was repaid in full on July 31, 2026, after the reporting date, together with accrued interest, a contractual prepayment fee of EUR 0.8 million and any other amounts due under the Kreos Loan Agreement. Following completion of the prepayment, no further amounts will be available to be drawn under the Kreos Loan Agreement.

In connection with our entry into the Kreos Loan Agreement, we issued warrants (the “Kreos Warrants”) to Kreos Capital to acquire a number of our ordinary shares equal to EUR 5.0 million divided by the applicable subscription price. On July 9, 2026, subsequent to the reporting date, Kreos Capital exercised the Kreos Warrants in accordance with their contractual terms. As a result of the exercise, the Kreos Warrants were settled through the issuance of ordinary shares and ceased to be outstanding.

Conversion of Loan Agreements with Aalto University Foundation SR

On June 30, 2026, the two convertible loan agreements (collectively, the “Aalto Loan Agreements”) with Aalto University Foundation SR (“Aalto”) were fully converted into equity in accordance with their contractual terms. Immediately prior to the conversion, the embedded derivative financial liability was remeasured at fair value, resulting in a fair value loss of EUR 9.0 million recognized within finance expenses for the six months ended June 30, 2026. Upon conversion, the carrying amounts of both the host loan liability and the embedded derivative financial liability were derecognized and recognized directly in equity. Accordingly, no Aalto loan liability remained outstanding as of June 30, 2026.

Material Cash Requirements

Our material contractual commitments as of June 30, 2026 primarily relate to purchases of production material, transaction and placement fees, capital expenditures and existing lease commitments.

Certain material transaction fees became payable upon closing of the Business Combination and the PIPE agreements, after the reporting date on July 1, 2026. A significant portion of the underlying services had already been rendered during the six months ended June 30, 2026. The related fees amounted to EUR 13.5 million in aggregate.

As of June 30, 2026, we have total lease obligations of EUR 15.2 million, with EUR 2.8 million payable within 12 months. Other than lease commitments, capital expenditures and production material purchases, cash requirements for fiscal year 2026 are expected to consist primarily of operating expenses.

Cash Flows

The following table sets forth our cash flows for the period indicated:

	For the six months ended June 30,
in EUR thousand	2026	2025
Net cash (used in) provided by:
Operating activities	(50,003)	(27,461)
Investing activities	(5,188)	(2,086)
Financing activities	22,008	125,713
Effect of exchange rate changes on cash and cash equivalents	63	(40)
Net increase (decrease) in cash and cash equivalents	(33,184)	96,166

Cash Flows Used in Operating Activities

Net cash used in operating activities during the six months ended June 30, 2026 was EUR 50.0 million, resulting primarily from a net loss of EUR 74.9 million, adjusted for non-cash charges including depreciation and amortization of EUR 6.5 million and share-based compensation related expenses of EUR 8.8 million as well as finance costs of EUR 14.2 million. These were partially offset by changes in inventories of EUR 12.0 million, EUR 7.4 million in working capital adjustments and other non-cash items of EUR 0.1 million.

Net cash used in operating activities during the six months ended June 30, 2025 was EUR 27.5 million, resulting primarily from a net loss of EUR 34.6 million, adjusted for non-cash charges including depreciation and amortization of EUR 6.2 million. These were partially offset by changes in inventories of EUR 2.2 million, EUR 1.7 million in working capital adjustments and other non-cash items of EUR 0.3 million. Additional adjustments included EUR 2.3 million in share-based payments, and EUR 2.8 million in finance cost.

Cash Flows Used in Investing Activities

Net cash used in investing activities during the six months ended June 30, 2026 was EUR 5.2 million representing additions of EUR 7.2 million in property and equipment primarily related to the development and upgrade of our quantum computing systems. This outflow was partially offset by interest received of EUR 1.0 million. In addition, during the six months ended June 30, 2026, an industrial system under development, which was presented within other current assets as of year-end due to our intention to sell the asset back to the supplier, was sold to the original supplier for EUR 1.0 million.

Net cash used in investing activities during the six months ended June 30, 2025 was EUR 2.1 million, primarily due to purchases of property, plant, and equipment totaling EUR 2.7 million. This outflow was partially offset by interest received of EUR 0.6 million.

Cash Flows Provided by Financing Activities

Net cash provided by financing activities during the six months ended June 30, 2026 was EUR 22.0 million, primarily reflecting exercise of warrants of EUR 20.5 million and proceeds from loans and borrowings relating to the Kreos Loan agreement net of paid transaction costs of EUR 4.2 million. This inflow was partially offset by repayments of lease liabilities of EUR 1.3 million and interest paid of EUR 0.6 million.

Net cash provided by financing activities during the six months ended June 30, 2025 was EUR 125.7 million, primarily driven by proceeds from equity contribution of EUR 155.6 million and share buybacks of EUR 22.4 million. This inflow was partially offset by repayments of lease liabilities of EUR 1.9 million and interest paid of EUR 0.4 million.

Risk Factors

IQM and its business are exposed to a number of risks and uncertainties which include but are not limited to:

•
Our limited operating history and early stage of development, which make it difficult to forecast our future prospects and results of operations;
•
Our history of operating losses and expectation of continuing significant losses for the foreseeable future;

•
Our ability to scale our business quickly enough to meet customer and market demand;
•
Our need for additional capital to pursue our business objectives, and the availability of financing on acceptable terms, if at all;
•
The accuracy of our estimates of market opportunity and forecasts of market growth;
•
Our ability to obtain, maintain and protect our intellectual property rights and the resulting competitive position;
•
Potential difficulties in manufacturing or installing our quantum computing systems;
•
Competitive intensity in the global quantum computing industry and our ability to establish and maintain confidence in our long-term business prospects;
•
The early-stage and volatile nature of the quantum computing industry, including the pace, direction and commercial adoption of its development; and
•
Technical barriers to producing quantum computers with higher qubit counts and at high volume.

In addition to the risks set out above, we note that our full-year 2026 revenue outlook depends on two key factors: (i) the scheduled delivery and customer acceptance of our first 150-qubit system, and (ii) the conversion of our existing order backlog into revenue as planned. Any delay in the delivery or acceptance of the 150-qubit system, or in the conversion of our order backlog, could cause our results to differ materially from our guidance.

Other than as disclosed in this report, there have been no material changes to the risk factors specified under Risk Factors above, as well as those disclosed in the Company's listing prospectus published on 1 July 2026 and its Registration Statement on Form F-4, each as previously filed.

Critical Accounting Estimates

Our interim financial statements have been prepared in accordance with IFRS Accounting Standards. The preparation of these interim financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. We also make estimates and assumptions that affect the reported amounts and related disclosures for the periods presented. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly. Additionally, changes in assumptions, estimates or assessments due to unforeseen events or otherwise could have a material impact on our financial position or results of operations.

The critical accounting estimates, assumptions and judgments that changed compared to the consolidated financial statements as of December 31, 2025 are listed hereinafter:

Embedded Derivatives – Conversion feature in Aalto Loan Agreement

The measurement of the embedded conversion feature requires the use of significant estimates and judgment. In particular, management is required to estimate the fair value of the Company's underlying equity, which is not directly observable in the market. The embedded conversion feature is measured at its intrinsic value, calculated as the excess of the estimated share price over the fixed conversion price of EUR 289.84 per share under the loan agreement; no time value is attributed to the conversion feature and no option-pricing model inputs, such as expected volatility, are applied. As of June 30, 2026, a share price of EUR 846.45 was applied in the valuation, and the embedded derivative was recognized with a carrying amount of EUR 15.1 million.

As of June 30, 2026 the Lender exercised the conversion option. The total carrying amount was reclassified directly in capital reserve.

Warrants – Kreos Capital Loan Agreement

The warrants issued in connection with the Kreos financing arrangement are classified as derivative financial liabilities and have been measured at fair value using the Black-Scholes option pricing model with the exception of the exercise of the warrants where the intrinsic value was used.

On July 6, 2026, the Kreos warrant holder elected to exercise the warrants. As the exercise occurred shortly after the reporting date and provided additional evidence regarding conditions existing as at June 30, 2026, it was considered an adjusting event after the reporting period. Accordingly, the fair value measurement of the warrant liability as at June 30, 2026 was updated to reflect the final exercise value determined on July 6, 2026, rather than an estimated value derived from a valuation model.

Accounting Policies as a result of the pending transaction

The Business Combination closed in July 2026, immediately after the reporting date. The following section describes the expected future accounting implications of the transaction:

The Business Combination will be accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, RAAQ will be treated as the “acquired” company and IQM will be treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of IQM issuing shares for the net assets of RAAQ, accompanied by a recapitalization. The net assets of RAAQ will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to and following the Business Combination will be those of IQM.

IQM has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances with regard to the combined entity immediately after the Closing, applicable to both the “no redemption” and “contractual maximum redemption” scenarios:

•
Under all redemption scenarios, legacy IQM shareholders will have a majority of the voting interest in the combined entity.
•
Effective upon the Closing, the Board of the combined entity will consist of a majority of directors whom will be designees of IQM.
•
The executive officers of IQM will become the initial executive officers of the combined entity.
•
Immediately after the Closing, the combined entity’s business will be the continued business of IQM, focusing on its core operations as a developer of superconducting quantum computers. IQM contributes the operating assets, employees, intellectual property, and commercial activities of the combined group.

It has been determined that RAAQ does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, hence the transaction is accounted for within the scope of IFRS 2 (“Share-based payment”). In accordance with IFRS 2, the difference in the fair value of IQM’s equity instruments deemed issued to RAAQ shareholders, over the fair value of identifiable net assets of RAAQ represents a service for listing and is accounted for as a share-based payment which is expensed as incurred.

Emerging Growth Company Status

In connection with our listing in the United States, we qualify as an “emerging growth company” under applicable U.S. federal securities laws and may therefore benefit from certain reduced reporting and disclosure requirements.

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and for so long as we are an emerging growth company, we may take advantage of certain reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not public companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and, to the extent we no longer qualify as a foreign private issuer pursuant to which standards we are not required to provide detailed compensation disclosures or file proxy statements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more; (iii) the date on which we have, in any three year period, issued more than $1.0 billion in nonconvertible debt securities; or (iv) the date on which we first qualify as a large accelerated filer under the rules of the Securities and Exchange Commission.

Annual General Meeting

The Annual General Meeting (AGM) of shareholders of IQM Quantum Computers Oyj was held on June 12, 2026 in Espoo. The following resolutions were among the resolutions made:

The financial statements for 2025 were approved and the members of the Board and the President and CEO were discharged from liability for the year 2025.

The AGM approved that no dividend would be paid for the financial year ended December 31, 2025, and that the loss for the financial year be transferred to retained earnings.

The AGM resolved that conditional upon the completion of the listing of the company’s American Depositary Shares on The Nasdaq Stock Market LLC, a total annual remuneration of EUR 380,000 be paid to certain members of the Board of Directors in the form of shares.

Sierk Poetting, Alex Doll and Hannu Martola were re-elected and Jan Goetz and Barbara Venneman were elected as members of the Board of Directors. Sierk Poetting was re-elected as Chair of the Board.

The AGM resolved that, conditional upon and effective as of the completion of the business combination, the company’s business name be changed to IQM Quantum Computers Oyj and, in English, IQM Quantum Computers Plc.

Personnel

As of June 30, 2026, we had 460 employees globally. Of these, 333 employees were based in Finland, representing the majority of our workforce. A further 117 employees were located in other European countries, including 104 employees in Germany and employees in France, Spain, Italy and Poland. We also employed eight employees in the United States and two employees in APAC, comprising one employee in Singapore and one employee in Japan.

Changes in Management and Board of Directors

In the six months ended June 30, 2026, IQM announced the following changes in its management:

On January 26, 2026, IQM announced its transition from a Co-CEO structure to a single Chief Executive Officer model. Dr. Jan Goetz, previously Co-CEO, became IQM’s sole CEO with effect from January 1, 2026. In addition, Dr. Søren Hein was appointed Chief Operating Officer and Deputy CEO. Mikko Välimäki stepped down from his role as Co-CEO and continued to support IQM as an advisor until March 31, 2026, to facilitate an orderly transition.

On June 19, 2026, IQM announced the appointment of Dr. Craig Ciesla as Chief Technology Officer. In this role, he is responsible for advancing IQM’s technology strategy and its implementation across the company’s systems and products. At the same time, Dr. Inés de Vega was appointed Chief Scientist, transitioning from her previous role as Vice President of Quantum Solutions. In her new role, she is responsible for ensuring scientific feasibility and system-level consistency across IQM’s technology.

Following the annual general meeting on June 12, 2026 the Board of Directors consisted of Sierk Poetting (Chairman), COO of Nasdaq-listed BioNTech; Alex Doll, co-founder of PGP Corporation and Managing Partner at 1011 VC; Dr. Jan Goetz, Co-founder and CEO of IQM; Hannu Martola, President and CEO of Detection Technology and Barbara Venneman, former Global Head of IT at Deloitte and a board member at Vanguard. Following the listing July 2, 2026, Juho Sarvikas, CEO of Nasdaq-listed Inseego and former President of Qualcomm North America and Jeff Tuder, an experienced investor and board professional joined the Board.

Changes in Shares and shareholders

During the six months ended June 30, 2026, our share capital structure changed significantly in connection with the Business Combination and the related capital restructuring described above under Business Combination Transaction and Helsinki Stock Exchange Listing.

At the beginning of the reporting period, our issued share capital consisted of 1,586,301 shares across five classes: Class A, Class B, Class C, Class D and Class E shares. During the three months ended June 30, 2026, Aalto University Foundation exercised special subscription rights granted to it and subscribed for 27,208 new

Class A shares at a subscription price of EUR 289.84 per share, for an aggregate subscription price of EUR 7.9 million. The subscription price was settled in full by way of set-off against Aalto University Foundation's claim under its convertible loan agreement with us, and the related host liability and embedded conversion derivative were derecognized upon conversion. Separately, holders of outstanding warrants relating to our Class E shares exercised warrants for 43,092 new Class E at an average subscription price of EUR 474.86 per share, for aggregate subscription proceeds of EUR 20.5 million.

On June 30, 2026, prior to the closing of the Business Combination, all outstanding preferred shares - Class B, Class C, Class D and Class E - were converted into our ordinary (Class A) shares on a one-for-one basis. Our Board of Directors subsequently resolved to carry out a share split at a ratio of 96.44-for-1 (96.439869), in order to align our per-share price with the USD 10.00 reference price used for the share issuances made in connection with the Business Combination. In addition, we recognized 102,700,000 shares as treasury shares issued to ourselves; these treasury shares do not carry dividend or voting rights until conveyed to third parties. As a result of these transactions, we had 262,462,360 issued ordinary shares of a single class outstanding as of June 30, 2026, of which 102,700,000 were held in treasury, compared with 1,334,753 shares outstanding as of June 30, 2025 (see Note 6).

Because the conversion, share split and recognition of treasury shares described above closed only in the final days of the reporting period and immediately ahead of the Business Combination, they had only a limited effect on the weighted average number of shares used in our basic and diluted loss per share calculation for the six months ended June 30, 2026 (see Note 4.4).

In connection with the change of our legal form from a private limited liability company (osakeyhtiö) to a public limited liability company (julkinen osakeyhtiö, or "Oyj") before completion of the Business Combination, we increased our registered share capital by EUR 77,500, from EUR 2,500 to EUR 80,000, the minimum share capital required under the Finnish Companies Act for a public limited liability company. This increase was implemented as a transfer from our reserve for invested unrestricted equity and, consistent with Finnish company law, did not involve the issuance of new shares: our shares do not carry a nominal or par value, and our registered share capital is not tied to the number of shares outstanding.

On February 27, 2026, our shareholders unanimously resolved, without convening a general meeting and conditional upon completion of the Business Combination, to authorize our Board of Directors to repurchase up to 25,000,000 of our own shares in one or more tranches, using only unrestricted equity. This authorization became effective upon closing of the Business Combination on July 1, 2026 and is valid for 18 months, until August 27, 2027.

At our Annual General Meeting held on June 12, 2026, our shareholders further resolved to increase our Board of Directors' existing authorization to issue new shares and/or convey treasury shares, and to issue special rights entitling their holders to shares under Chapter 10, Section 1 of the Finnish Companies Act, from a maximum of 37,000,000 shares to a maximum of 95,500,000 shares. This authorization may be used for share-based incentive programs, corporate acquisitions, and other purposes determined by our Board of Directors, including issuances in derogation of shareholders' pre-emptive subscription rights where we have a weighty financial reason to do so, and is valid for five years, until June 12, 2031.

Subsequent to the reporting period, on July 1, 2026, we completed the Business Combination and received total gross proceeds of approximately EUR 209.5 million in exchange for the issuance of 28,929,747 treasury shares to former RAAQ investors and PIPE investors. Our American Depositary Shares commenced trading on the Nasdaq Global Select Market under the ticker symbol "IQMX" on July 2, 2026, and our ordinary shares commenced trading on the regulated market of Nasdaq Helsinki Ltd on July 3, 2026 (see Note 12). On July 6, 2026, Kreos exercised in full, on a cashless basis, the warrants granted to it under the Warrant Agreement dated December 23, 2025, resulting in the issuance of 577,237 additional shares; no warrants remained outstanding as of the date of this report.

As our shares were not admitted to trading on any regulated market during the six months ended June 30, 2026, no share price, trading volume, market capitalization or shareholder count information is presented for the reporting period.

Espoo, Finland, August 4, 2026

IQM Quantum Computer Qyj

Board of Directors

I.
Unaudited interim condensed consolidated statement of loss

		For the three months ended June 30,		For the six months ended June 30,
in EUR thousand	Notes	2026	2025	2026	2025

Revenue from contracts with customers	3	6,683	5,233	8,870	6,034
Cost of revenue		(3,623)	(3,159)	(5,265)	(3,627)
Gross profit		3,060	2,075	3,604	2,407

Selling expenses		(3,805)	(1,385)	(7,049)	(2,366)
General and administrative expenses	4.1	(15,450)	(4,380)	(26,201)	(6,912)
Research and development expenses		(16,285)	(11,813)	(34,047)	(25,650)
Impairment losses (including reversals of impairment losses) on financial assets		(133)	4	20	(4)
Other operating income	4.2	1,719	576	3,142	938
Other operating expenses		-	(46)	(7)	(48)
Operating loss		(30,895)	(14,968)	(60,537)	(31,635)

Finance income	4.3	1,700	626	5,067	969
Finance costs	4.3	(7,336)	(607)	(19,400)	(3,850)
Loss before income tax		(36,532)	(14,948)	(74,871)	(34,516)

Income tax	4.4	(22)	(57)	(27)	(59)
Loss for the period		(36,554)	(15,005)	(74,897)	(34,575)

Attributable to:
Equity holders of the parent	6	(36,554)	(15,005)	(74,897)	(34,575)

Loss per share (in EUR) attributable to the ordinary equity holders of the company:	4.5
Basic earnings per share		(1.18)	(0.49)	(2.50)	(1.13)
Diluted earnings per share		(1.18)	(0.49)	(2.50)	(1.13)

II.
Unaudited interim condensed consolidated statement of comprehensive loss

		For the three months ended June 30,		For the six months ended June 30,
in EUR thousand	Notes	2026	2025	2026	2025
Loss for the period		(36,554)	(15,005)	(74,897)	(34,575)

Other comprehensive income
Items, that might be reclassified into consolidated statement of loss
Currency translation of foreign subsidiaries		(12)	4	(20)	(18)

Items, that will not be reclassified into consolidated statement of loss (net of deferred tax)
Remeasurements of defined benefit plans		-	-	(3)	-

Other comprehensive income for the period, net of deferred tax		(12)	4	(23)	(18)

Total comprehensive loss for the period		(36,565)	(15,001)	(74,920)	(34,593)

Attributable to:
Equity holders of the parent	6	(36,565)	(15,001)	(74,920)	(34,593)

III.
Interim condensed consolidated statement of financial position

		Unaudited
in EUR thousand	Notes	June 30, 2026	December 31, 2025
Assets
Non-current assets
Intangible assets	5.1	841	920
Property, plant and equipment	5.2	61,464	57,931
Right-of-use assets	5.3	10,044	10,949
Financial assets	7.2	1,281	910
Total non-current assets		73,630	70,710
Current assets
Inventories	5.4	25,452	13,491
Contract assets		8,291	7,286
Trade receivables	7.1	12,200	15,489
Other financial assets	7.2	5,457	876
Other current assets	5.5	15,264	11,216
Cash and cash equivalents		113,424	146,544
Total current assets		180,089	194,903

Total assets		253,719	265,613

in EUR thousand	Notes	June 30, 2026	December 31, 2025
Equity and liabilities
Equity
Share capital	6	80	3
Capital reserves	6	489,522	438,157
Retained earnings	6	(307,141)	(232,243)
Other reserves	6	(39)	(16)
Total equity		182,422	205,900
Non-current liabilities
Loans and borrowings	7.3	2,160	9,222
Lease liabilities	5.3	11,306	12,185
Employee benefits		14	14
Total non-current liabilities		13,480	21,420
Current liabilities
Trade payables		7,762	8,855
Lease liabilities	5.3	2,341	2,475
Loans and borrowings	7.3	12,810	8,525
Contract liabilities		13,797	7,406
Employee benefits		8,961	5,908
Other current liabilities	5.7	12,145	5,124
Total current liabilities		57,817	38,292
Total liabilities		71,297	59,713

Total equity and liabilities		253,719	265,613

IV.
Unaudited interim condensed consolidated statement of changes in equity

		Equity attributable to equity holders of the parent				Total Equity
in EUR thousand	Notes	Share capital	Capital reserves	Retained earnings	Other reserves

As of January 1, 2026		3	438,157	(232,243)	(16)	205,900
Loss for the period		-	-	(38,344)	-	(38,344)
Other comprehensive income for the period		-	-	-	(11)	(11)
Total comprehensive income		-	-	(38,344)	(11)	(38,355)
Equity-settled share-based payments	5.6	-	3,332	-	-	3,332
As of March 31, 2026		3	441,489	(270,587)	(27)	170,878
Loss for the period		-	-	(36,554)	-	(36,554)
Other comprehensive income for the period		-	-	-	(12)	(12)
Total comprehensive income		-	-	(36,554)	(12)	(36,565)
Exercise of warrants	6	-	20,501	-	-	20,501
Conversion of convertible loan	6	-	23,030	-	-	23,030
Capital increase from company funds	6	78	(78)	-	-	-
Equity-settled share-based payments	5.6	-	5,291	-	-	5,291
Redemption of employee share options	5.6	-	(751)	-		(751)
Strike price payment			39			39
As of June 30, 2026		80	489,522	(307,141)	(39)	182,422

As of January 1, 2025		3	185,590	(177,854)	(5)	7,734
Loss for the period		-	-	(19,570)	-	(19,570)
Other comprehensive income for the period		-	-	-	(22)	(22)
Total comprehensive income		-	-	(19,570)	(22)	(19,592)
Capital contribution	6	-	117,550	-	-	117,550
Equity-settled share-based payments	5.6	-	1,016	-	-	1,016
As of March 31, 2025		3	304,156	(197,424)	(27)	106,708
Loss for the period		-	-	(15,005)	-	(15,005)
Other comprehensive income for the period		-	-	-	4	4
Total comprehensive income		-	-	(15,005)	4	(15,001)
Capital contribution	6	-	38,000	-	-	38,000
Share Buybacks	6	-	(22,421)	-	-	(22,421)
Transaction costs - net of deferred tax	6	-	(561)	-	-	(561)
Equity-settled share-based payments	5.6	-	1,318	-	-	1,318
As of June 30, 2025		3	320,492	(212,429)	(22)	108,043

V.
Unaudited interim condensed consolidated statement of cashflows

		For the six months ended June 30,
in EUR thousand	Notes	2026	2025

Loss for the period		(74,897)	(34,575)

Adjustments for:
Depreciation expense, amortization and impairment	5.1, 5.2, 5.3	6,462	6,205
Provisions		-	(40)
Other adjustments for non-cash items		(98)	(303)
Share-based payments	5.6	8,827	2,334
Finance income/cost	4.3	14,233	2,790
Income tax expense	4.4	27	59
Changes in:
Inventories	5.4	(11,961)	(2,220)
Contract assets		(1,004)	(721)
Trade receivables	7.1	3,289	1,717
Other financial assets	7.2	(1,793)	(2)
Other assets	5.5	(7,440)	(3,836)
Trade payables		(1,093)	3,549
Contract liabilities		6,353	(3,758)
Employee benefits		2,098	1,458
Other liabilities	5.7	7,021	(115)
Income taxes paid		(27)	(2)
Cashflow from operating activities		(50,003)	(27,461)

Proceeds from disposals of property, plant, and equipment	5.2	-	21
Purchases of property, plant and equipment	5.2	(7,159)	(2,735)
Refund from purchase of property, plant and equipment		1,000	-
Payments for acquisition of subsidiary - net of cash		(7)	-
Interest received		977	628
Cashflow from investing activities		(5,188)	(2,086)

Proceeds from equity contributions	6	39	155,550
Transaction costs related to equity contributions	6	-	(617)
Share buybacks	6	-	(22,421)
Exercise of warrants	6	20,501	-
Proceeds from loans and borrowings		4,225	3
Repayments of loans and borrowings		(440)	(5,508)
Repayments of lease liabilities	5.3	(1,310)	(1,874)
Lease incentives received	5.3	-	824
Proceeds (payment) of other financial assets	7.2	(371)	165
Interest paid		(637)	(409)
Cashflow from financing activities		22,008	125,713

Net increase/(decrease) in cash and cash equivalents		(33,184)	96,166
Cash and cash equivalents at the beginning of year		146,544	17,247
+ Effects of exchange rate changes on cash and cash equivalents		63	(40)
Cash and cash equivalents at the end of period		113,424	113,373

VI.
Notes to the interim condensed

consolidated financial statements

1.
Basis of preparation
1.1.
Reporting entity

These unaudited IFRS interim condensed consolidated financial statements comprise the parent entity and its subsidiaries of the IQM Group (the “Group”, or “IQM” or “IQM Group”), of which IQM Quantum Computers Oyj (the “Company”) is the parent. The Company is located in Finland and the Company’s address is Keilaranta 19D, 02150 Espoo, Finland.

The Company's name was changed from IQM Finland Oy to IQM Quantum Computers Oyj on June 29, 2026.

IQM Quantum Computers Oyj (“IQM”) is a global leader in the development and commercialization of superconducting quantum computers and related services. Founded in 2018 as a spin-off from Aalto University and VTT Technical Research Centre of Finland, IQM has positioned itself as one of Europe’s leading developers of quantum computing systems. The Group is headquartered in Espoo, Finland, with subsidiaries in Germany, France, Italy, Japan, Luxembourg, Poland, Spain, Singapore, United States and the United Kingdom.

1.2.
Basis of accounting

IQM has prepared these interim condensed financial statements (“interim financial statements”) in accordance with IAS 34 Interim Financial Reporting.

These interim financial statements do not include all notes disclosures presented in the annual consolidated financial statements. Accordingly, these interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2025.

The interim condensed consolidated financial statements are presented in Euro (EUR). Unless otherwise stated, all figures presented herein in EUR are rounded to the nearest thousand EUR. Due to rounding, it is possible that individual figures in these interim condensed consolidated financial statements do not add up exactly to the totals given and that the percentages shown do not exactly reflect the absolute figures to which they relate.

The accounting policies applied in these interim condensed consolidated financial statements are consistent with those applied in the Group's annual consolidated financial statements for the year ended December 31, 2025.

1.3.
New standards and amendments

The following standard published by the IASB is not yet mandatory. The Group is not applying them early.

Standard	Explanation
IFRS 18

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after 1 January 2027. The new standard introduces the following key new requirements.

Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.

Management-defined performance measures (MPMs) are disclosed in a single note in the financial statements.

Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cashflows when presenting operating cashflows under the indirect method.

As at June 30, 2026, IQM's assessment of the impact of IFRS 18 including the classification of income and expenses into the new categories, the identification of any management-defined performance measures, and the determination of IQM's main business activities is ongoing and has not yet been finalized.

IQM is assessing the impact of IFRS 18 on its consolidated financial statements. As IFRS 18 does not change the recognition and measurement requirements, IQM does not expect it to have a significant impact other than on the presentation and disclosure of its financial information. This assessment, including the evaluation of related judgements, is not yet complete. Therefore, IQM will disclose further information, including quantitative estimates where available, in future annual financial statements as its assessment progresses.

2.
Operating segments

The Group operates as one operating segment. The Company’s chief operating decision maker (“CODM”) function is the Chief Executive Officer (CEO), who primarily reviews financial information for purposes of making operating decisions, assessing financial performance and allocating resources. The Company’s CODM evaluates financial information on a consolidated basis. Since the Group operates as a single operating segment the consolidated loss for the reporting period is the measure of profit or loss used by the CODM to assess performance and allocate resources.

Revenue by geographical areas

Revenue by geographical region can be found in Note 3.1.

Non-current assets by geographical areas

The total of non-current assets other than financial instruments and deferred tax assets, broken down by location of the assets, is shown in the following table:

in EUR thousand	June 30, 2026	December 31, 2025
Non-current assets located in Finland	55,503	51,810
Non-current assets located in Germany	16,783	17,977
Non-current assets located in other countries	63	13
Total	72,349	69,800

Information about major customers

In the reporting period, the Group generated revenues from transactions with a limited number of major customers. Revenues from transactions with a single customer amounting to 10% or more of the Group’s total revenue are disclosed below:

	For the three months ended June 30,		For the six months ended June 30,
in EUR thousand	2026	2025	2026	2025
Customer 1	2,131	15	3,773	30
Customer 2	3,576	-	3,588	-
Total	5,702	15	7,344	30

3.
Revenue from contracts with customers
3.1.
Disaggregation of revenue

IQM disaggregates revenue by geographical area based on the country of domicile of the respective customer. External revenues are attributable to the following countries:

	For the three months ended June 30,		For the six months ended June 30,
in EUR thousand	2026	2025	2026	2025
Finland	2,131	15	3,773	30
USA	3,625	3	3,688	26
Germany	822	4,711	1,115	5,266
Czech Republic	-	504	138	711
Other	105	-	155	-
Total	6,683	5,233	8,870	6,034

The Group primarily generates revenue from quantum computer system sales, including co-development projects and professional services such as training, maintenance and technical support.

For the six months ended June, 2026 the Group generates revenue of EUR 144 thousand from cloud-based usage of IQM quantum computers (June 30, 2025: 31 thousand).

Revenue recognized over time corresponds to approximately 44% (2025: 99%) of total revenue whereas revenue recognized at point in time accounts for approximately 56% (2025: 1%) of total revenue. The increase in revenue recognized at a point in time was primarily driven by the delivery of a standardized quantum computing system to a major customer in the United States, amounting to EUR 3,576 thousand. The resulting change in the relative proportion of revenue recognized over time and at a point in time reflects the timing and product mix of customer deliveries during the period and is not indicative of a structural change in the Group's revenue recognition profile.

3.2.
Order Backlog

The Group calculates Order Backlog as the point in time balance of Order Intake less recognized revenue. Order Intake represents the total monetary value of binding customer orders signed during the period, excluding pipeline or expected orders, and reflects new business secured and future revenue generation.

The table below sets forth our Order Backlog as of June 30, 2026 and June 30, 2025. For the six months ended June 30, 2026 the total order intake reduced from EUR 51,493 thousand to EUR 10,654 thousand. Given the Group's business model, order intake can fluctuate significantly between reporting periods depending on when larger customer orders are secured. The decrease does not reflect a structural change in underlying customer demand but rather the normal timing and project size dynamics characteristic of the Group's business.

	For the three months ended June 30,		For the six months ended June 30,
in EUR thousand	2026	2025	2026	2025
Order Backlog at the beginning of reporting period	65,457	74,680	67,321	30,132
Total Order Intake	10,332	6,144	10,654	51,493
Hardware and service	9,871	6,073	9,871	51,073
Cloud platform	194	72	267	72
Other	267	-	517	349
Total recognized revenue	6,684	5,233	8,870	6,034
Hardware and service	6,356	5,225	8,276	5,654
Cloud platform	73	8	144	31
Other	255	-	450	349
Order Backlog at the end of reporting period	69,106	75,591	69,106	75,591

4.
Income and expenses
4.1.
General and administrative expenses

General and administrative expenses increased by EUR 19,289 thousand to EUR 26,201 thousand for the six months ended June 30, 2026 as compared to EUR 6,912 thousand for the six months ended June 30, 2025. General and administrative expenses increased by EUR 11,071 thousand to EUR 15,450 thousand for the three months ended June 30, 2026 as compared to EUR 4,380 thousand for the three months ended June 30, 2025.

The increase for the three months and six months ended June 30, 2026 were primarily attributable to approximately EUR 9.908 thousand of transaction costs incurred in connection with the business combination and the commencement of US trading, the PIPE agreements and the Finnish initial public offering, as discussed above.

4.2.
Other operating income

As of June 30, 2025, other operating income amounted to EUR 938 thousand. During the reporting period, other operating income increased by EUR 2,204 thousand to EUR 3,142 thousand as of June 30, 2026. This increase was primarily attributable to higher subsidy income, which totaled EUR 2,905 thousand in the reporting period. The Group’s grants are predominantly obtained from government bodies and European Union programs and are intended to fund research and development expenditures. Additional grants recognized during the period mainly originate from German funding programs.

	For the three months ended June 30,		For the six months ended June 30,
in EUR thousand	2026	2025	2026	2025
Government grants	1,615	500	2,905	500
QPU income	73	75	130	219
Gain on lease termination	-	-	-	213
Other income	31	-	107	6
Total	1,719	576	3,142	938

4.3.
Finance Income and Expenses

Finance result for the six-month periods ended June 30, 2026 and June 30, 2025 comprises the following:

	For the three months ended June 30,		For the six months ended June 30,
in EUR thousand	2026	2025	2026	2025
Finance income
Interest income	440	588	977	628
Fair Value gains from financial liabilities	-	39	-	335
Fair Value gains from financial assets	1,260	-	4,090	-
Other financial income	-	-	-	6
Total finance income	1,700	626	5,067	969

Finance expense
Interest expenses from financial liabilities	1,365	336	2,291	527
Interest on lease liabilities	130	164	263	294
Fair Value losses from financial liabilities	3,494	-	14,157	2,822
Other financial expenses	2,308	49	2,589	116
Exchange rate loss	39	58	100	91
Total finance expense	7,336	607	19,400	3,850

As of June 30, 2025, finance income amounted to EUR 969 thousand. During the reporting period, finance income increased by EUR 4,098 thousand to EUR 5,067 thousand as of June 30, 2026.

Interest income mainly comprises interest earned on bank account balances. It increased by EUR 349 thousand, from EUR 628 thousand for the six months ended June 30, 2025 to EUR 977 thousand for the six months ended June 30, 2026.

Finance income is further mainly influenced by fair value gains on derivative financial assets and liabilities, which increased by EUR 3,751 thousand, from fair value gains on financial liabilities of EUR 335 thousand for the six months ended June 30, 2025 to fair value gains on financial assets of EUR 4,086 thousand for the six months ended June 30, 2026. These fair value gains result from the remeasurement of the embedded derivatives in private investments in public equity (PIPE) Financing Agreement, which is measured at FVtPL. For more information please see Note 7.2.

Additionally, changes in the fair value of the investment fund in the amount of EUR 4 thousand are booked as fair value gains on financial assets within the finance income.

As of June 30, 2025, total finance expenses amounted to EUR 3,850 thousand. During the reporting period, finance income expenses by EUR 15,550 thousand to EUR 19,400 thousand as of June 30, 2026.

Fair value measurement losses on derivative liabilities increased significantly by EUR 11,335 thousand, from EUR 2,822 thousand for the six months ended June 30, 2025 to EUR 14,157 thousand for the six months ended June 30, 2026. This increase was mainly attributable to the increase in the underlying share price used to measure the conversion feature of the Aalto Loan. The amount also includes fair value measurement losses recognized in respect of the derivative financial liability arising from the Kreos warrants.

Interest expenses on financial liabilities increased by EUR 1,764 thousand, from EUR 527 thousand for the six months ended June 30, 2025 to EUR 2,291 thousand for the six months ended June 30, 2026. This increase mainly results from the changes in estimated cashflows on the Kreos loan, following the early repayment of the loan effective July 31, 2026.

Additionally, interest expense on lease liabilities decreased by EUR 31 thousand from EUR 294 thousand for the six months ended June 30, 2025 to EUR 263 thousand for the six months ended June 30, 2026.

Other financial expenses increased by EUR 2,473 thousand, from EUR 116 thousand for the six months ended June 30, 2025 to EUR 2,589 thousand for the six months ended June 30, 2026. This increase mainly resulted from the derecognition of previously capitalized transaction costs relating to Tranche B of the Kreos Loan Agreement, which will no longer be drawn following the prepayment of Tranche A.

4.4.
Income tax

The Group calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the interim condensed consolidated statement of loss are:

in EUR thousand	For the three months ended June 30,		For the six months ended June 30,
Income tax expenses	2026	2025	2026	2025
Current corporate income tax	(21)	(1)	(27)	(2)
Deferred tax expense	(1)	(56)	-	(56)
Total	(22)	(57)	(27)	(59)
4.5.
Earnings per share

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	For the three months ended June 30,		For the six months ended June 30,
Earnings per share	2026	2025	2026	2025
Loss (in EUR thousand) attributable to equity holders of the Company	(36,554)	(15,005)	(74,897)	(34,575)
Basic/Diluted weighted average number of ordinary shares outstanding	30,881,526	30,566,520	29,995,323	30,566,520
Basic/Diluted loss per share (EUR/share) on total group	(1.18)	(0.49)	(2.50)	(1.13)

The share split has been applied retrospectively to the weighted average number of ordinary shares for all periods presented above, including the comparative period ended 30 June 2025.

As the capital reorganisation took effect only in the last three days of the reporting period, they had only a marginal effect on the weighted average number of ordinary shares, notwithstanding the substantial increase in ordinary shares issued and outstanding (excluding treasury shares) by the end of the period. Upon completion of the business combination on 1 July 2026, the newly issued 102,700,000 treasury shares were used, in part, as consideration for RAAQ shareholders and PIPE investors and ceased to be treasury shares. Refer to Note 6 for details of the conversion of preferred shares into ordinary shares (effective 28 June 2026) and the share split

(effective 29 June 2026), and to Note 12 "Events after the reporting date" for details of the completion of the business combination with Real Asset Acquisition Corp. ("RAAQ") on 1 July 2026 and the related listings on Nasdaq and Nasdaq Helsinki.

5.
Non-financial assets and liabilities
5.1.
Intangible assets

The cost of patents remained unchanged at EUR 1,577 thousand as of June 30, 2026 (June 30, 2025: EUR 1,577 thousand). No additions or disposals were recognized during the reporting periods.

Cumulative amortization and impairment losses amounted to EUR 736 thousand as of June 30, 2026 (December 31, 2025: EUR 657 thousand). Amortization expense recognized during the reporting period amounted to EUR 79 thousand (June 30, 2025: EUR 79 thousand).

As a result, the carrying amount of patents decreased to EUR 841 thousand as of June 30, 2026 (December 31, 2025: EUR 920 thousand).

In the reporting period and in the fiscal year 2025, no impairment losses were recognized.

5.2.
Property, plant and equipment

During the six months ended June 30, 2026, the Group acquired assets with a cost of EUR 7,159 thousand (June 30, 2025: EUR 2,735 thousand). Of this amount, EUR 6,430 thousand relates to leasehold improvements, EUR 1,715 thousand relates to machinery and equipment, EUR 181 thousand relates to office and other equipment and EUR 106 thousand to advance payments.

5.3.
Leases

For the six-month period ended June 30, 2026, the Group recognized additions to right-of-use assets and lease liabilities amounting to EUR 308 thousand.

As of December 31, 2025, right-of-use assets amounted to EUR 10,949 thousand. During the six months ended June 30, 2026, right-of-use assets decreased by EUR 905 thousand to EUR 10,044 thousand. For the six months ended June 30, 2026, depreciation of right-of-use assets amounted to EUR 1,207 thousand. For the three months ended June 30, 2026, depreciation of right-of-use assets amounted to EUR 606 thousand.

As of December 31, 2025, lease liabilities amounted to EUR 14,660 thousand. During the six months ended June 30, 2026, lease liabilities decreased by EUR 1,013 thousand to EUR 13,646 thousand. For the six months ended June 30, 2026, repayments of lease liabilities amounted to EUR 1,310 thousand and interest paid on lease liabilities amounted to EUR 263 thousand. For the three months ended June 30, 2026, repayments of lease liabilities amounted to EUR 665 thousand and interest paid on lease liabilities amounted to EUR 130 thousand.

5.4.
Inventories

As of December 31, 2025, inventories amounted to EUR 13,491 thousand. During the reporting period, inventories increased by EUR 11,961 thousand to EUR 25,452 thousand as of June 30, 2026. The increase was primarily driven by higher acquisitions of raw materials and other consumables required for production in the amount of EUR 12,012 thousand. This development reflects the Group's ongoing procurement activities to support current production and long-term business requirements. It was also influenced by higher procurement costs for memory components resulting from increased global demand and broader macroeconomic uncertainties. While the Group continues to monitor input cost developments and seeks to mitigate their impact through commercial measures, sustained increases in the cost of key components could have an adverse effect on future margins to the extent they cannot be passed on to customers.

5.5.
Other current assets

As of December 31, 2025, other current assets amounted to EUR 2,371 thousand. During the reporting period, they increased by EUR 9,188 thousand to EUR 11,559 thousand as of June 30, 2026. The increase was primarily driven due to increased advance payments made for raw materials, components, and other production-related goods to vendors required for future delivery in the amount of EUR 8,466 thousand. These prepayments relate exclusively to goods and services intended for use in production and subsequent sale, rather than long-term capital expenditure or internal asset development.

On June 9, 2026, the Company entered into a settlement agreement to terminate a supply agreement for the purchase of an industrial system under development. The system refers to automated testing equipment used to characterize and validate the performance of quantum chips, verifying that qubits function correctly before deployment. At the date of termination, the system was recognized within other assets at a carrying amount of EUR 1,000 thousand which corresponds to the refund of EUR 1,000 thousand the Company is entitled to. The system was derecognized at its carrying amount, resulting in no gain or loss on derecognition.

5.6.
Share-based payment

IQM has an Employee Stock Ownership Plan (ESOP) in place to provide long-term incentives to its employees and selected service providers. The program was initiated in 2019 and grants share options that entitle participants to acquire IQM shares upon exercise.

The share options are subject to graded vesting: 25% vest one year after the grant date, with the remaining 75% vesting in equal monthly installments (1/48th) over the following three years. Full vesting is conditional upon continuous employment with IQM throughout the vesting period.

The options become exercisable four years after the grant date and can be exercised at latest 14 years after beginning of the subscription period.

As of the reporting date, 18,997,400 share options were outstanding (June 30, 2025: 11,849,085), with a weighted average remaining contractual life of 12.87 years (June 30, 2025: 12.70 years) and a weighted average fair value of EUR 3.13 per option (June 30, 2025: EUR 1.42). Of the outstanding options 154,302 (June 30, 2025: 154,302) were granted to external service providers. Of the newly granted options 1,157,278 were granted to Key Management Personnel (June 30, 2025: 0).

	2026		2025
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
As at January 1,	14,137,409	3.05	11,702,592	3.00
Granted during the year	5,139,087	5.20	708,833	4.26
Exercised during the year	(96,439)	0.40	-	-
Forfeited during the year	(182,657)	0.05	(562,340)	0.03
As at June 30,	18,997,400	3.87	11,849,085	3.06
Vested and exercisable at December 31,	6,227,025	2.08	3,772,341	1.39

The ESOP is classified as an equity-settled share-based payment transaction, as it is settled in equity instruments.

The fair value of the share options is determined using a Black-Scholes option pricing model. Service conditions are not considered in the fair value measurement but are reflected in the recognition of the expense over the vesting period.

The fair value of the grants is only measured at grant date and is recorded over the vesting period in profit and loss and the capital reserve.

The following parameters were used as basis for the fair value measurement in the reporting periods:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Fair value at grant date	7,2 - 7,53	3.56	7,11 - 7,53	3,56 - 3,65
Share price at grant date	8.78	4.92	8,49 - 8,78	4,92 - 4,92
Exercise price	4,92 - 7,54	4.92	4,92 - 7,54	4,26 - 4,92
Expected volatility	126,83% - 128,77%	105,94%	126,83% - 128,77%	105,94%
Expected life (years)	3,75 - 4,00	4.00	3,75 - 4,00	4.00
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Risk-free interest rate	2,63% - 2,64%	2,21%	2,35% - 2,64%	2,11% - 2,21%

Expected volatility has been based on an evaluation of the historical volatility of peer companies, particularly over the historical period commensurate with the expected term. The expected term of the instruments has been based on the expected transaction date and general option holder behavior. In addition, following the reporting date, the share price was reassessed based on the business combination agreement and the PIPE financing agreements, as these subsequent transactions provided a new contemporaneous reference point for the Company's equity value. Based on the observable transaction pricing resulting from these subsequent events, an updated share price was derived.

	For the three months ended June 30,		For the six months ended June 30,
in EUR thousand	2026	2025	2026	2025
Expense arising from equity-settled share-based payment transactions	5,495	1,318	8,827	2,334
Total	5,495	1,318	8,827	2,334

	For the three months ended June 30,		For the six months ended June 30,
in EUR thousand	2026	2025	2026	2025
Cost of revenue	47	-	71	-
Selling expenses	447	167	680	273
General and administrative expenses	2,355	272	4,174	398
Research and development expenses	2,646	879	3,902	1,663
Total	5,495	1,318	8,827	2,334
5.7.
Other current liabilities

As of December 31, 2025, other current liabilities amounted to EUR 5,124 thousand. During the reporting period, they increased by EUR 7,021 thousand to EUR 12,145 thousand as of June 30, 2026. The increase is primarily driven by higher accrued expenses in the amount of EUR 6,095 thousand. This increase is mainly attributable to transaction-related costs, including legal, advisory, and tax consulting fees. These balances are short-term in nature and relate to services received but not yet invoiced or settled as of the reporting date.

6.
Equity

Equity includes the following items:

in EUR	June 30, 2026	December 31, 2025
Share capital	80,000	2,500
Capital reserves	489,521,908	438,156,913
Retained earnings	(307,140,621)	(232,243,376)
Other reserves	(38,907)	(15,871)
Total	182,422,380	205,900,166

Share capital

As at June 30, 2026, the registered share capital of IQM amounted to EUR 80,000 (December 31, 2025: EUR 2,500). The IQM shares do not have a nominal value. During the six months ended June 30, 2026, an amount of EUR 77,500 was transferred from the capital reserve to share capital. The transfer was effected as an increase in share capital from the Company’s funds and did not result in the issuance of new shares or a change in the total number of shares outstanding.

Capital reserves

As of December 31, 2025, capital reserve amounted to EUR 438,157 thousand. During the reporting period, capital reserve increased by EUR 51,365 thousand to EUR 489,522 thousand as of June 30, 2026 primarily related to three transactions.

First, the increase in the capital reserve during 2026 was primarily attributable to the exercise of 43,092 outstanding warrants, which were classified as equity instruments. Upon exercise, the warrants relating to Series B shares were settled through the issuance of new shares, resulting in an increase in the capital reserve. The corresponding cash consideration received was recognized within cash and cash equivalents. Aggregate subscription proceeds from these exercises amounted to EUR 20,501 thousand with an average conversion price of EUR 474,86 per share. As the warrants were classified as equity instruments, their exercise did not result in the recognition of any gain or loss in profit or loss.

Second, in June 2026, Aalto University Foundation exercised special rights granted by the Company and subscribed for 27,208 new common shares at a subscription price of EUR 289.84 per share, corresponding to an aggregate subscription price of EUR 7,886 thousand. The subscription price was settled in full by way of set-off against the subscriber's claim under the convertible loan. Upon conversion, both the host liability of EUR 7,886 thousand and the separately recognized derivative liability relating to the conversion feature, amounting to EUR 15,144 thousand at the conversion date, were derecognized and transferred to capital reserve, resulting in a total increase in capital reserve of EUR 23,030 thousand, with no gain or loss recognized in profit or loss on the transfer itself.

Third, the capital reserve increased by EUR 8,623 thousand during 2026 as a result of the recognition of share-based payment expenses under the Group’s Employee Stock Ownership Plan (ESOP).

In addition the capital reserve decreased by EUR 77,500 due to the transfer to share capital.

During the first six months of 2025 capital reserves increased from EUR 185.590 thousand by 133,902 to EUR 320,492 thousand. The increase was primarily driven by a capital increase of the parent company, which contributed EUR 155,550 thousand to capital reserves. In addition, the Group recognized share-based payment expenses of EUR 2,334 thousand under its ESOP. These increases were partially offset by transaction costs - net of tax directly attributable to the capital increase of EUR 560 thousand, which were deducted from equity, and by the purchase of treasury shares amounting to EUR 22,421 thousand, which was also deducted from equity.

The Company's shares are divided into the following share classes:

Number of shares	Common Shares	Seed	Series A1	Series A2	Series B	Total
January 1, 2026	301,837	291,090	117,206	281,937	594,231	1,586,301
March 31, 2026	301,837	291,090	117,206	281,937	594,231	1,586,301
Share Issuance	27,208	-	-	-	43,092	70,300
Conversion of preferred shares into ordinary shares	1,327,556	(291,090)	(117,206)	(281,937)	(637,323)	-
Share Split (96.44)	158,105,759	-	-	-	-	158,105,759
Recognition of IQM Quantum Computers Oyj treasury shares	102,700,000	-	-	-	-	102,700,000
June 30, 2026	262,462,360	-	-	-	-	262,462,360

Number of shares	Common Shares	Seed	Series A1	Series A2	Series B	Total
January 1, 2025	316,949	291,090	134,457	306,271	-	1,048,767
Share Issuance	-	-	-	-	327,571	327,571
March 31, 2025	316,949	291,090	134,457	306,271	327,571	1,376,338
Buybacks	-	-	(17,251)	(24,334)	-	(41,585)
June 30, 2025	316,949	291,090	117,206	281,937	327,571	1,334,753

On June 30, 2026, prior to the closing of the Business Combination, all outstanding preferred shares (Seed, Series A1, Series A2 and Series B) were converted into ordinary (Common) shares on a one-for-one basis. The Company's Board of Directors subsequently resolved to carry out a share split, multiplying the number of outstanding shares by a factor of 96.44, in order to achieve a share price of USD 10.00 for the share issuances to be made in connection with the Combination. In addition, the Company recognized 102,700,000 treasury shares issued to itself, which do not carry dividend or voting rights until conveyed to third parties. As at June 30, 2026, the Company had a total of 262,462,360 issued shares of a single share class, of which 102,700,000 were held as treasury shares, representing 39.13% of the total number of shares and 39.13% of the total number of votes in the Company. The shares held by the Company do not carry any voting rights or other shareholder rights while held by the Company.

Retained earnings

Retained earnings contain earnings of the companies included in these consolidated financial statements including earnings of the current fiscal year, provided these have not been distributed. As of the end of the reporting period, the Group had retained earnings of EUR (307,141) thousand (December 31, 2025: EUR (232,243) thousand).

Other reserves

Other reserves include remeasurement adjustments from defined benefit pension obligations as well as the currency translation reserve resulting from the translation of foreign business operations into Euros.

7.
Financial assets and financial liabilities

This Note provides information about the Group’s financial instruments.

7.1.
Trade receivables

As of December 31, 2025, trade receivables amounted to EUR 15,489 thousand. During the reporting period, they decreased by EUR 3,289 thousand to EUR 12,200 thousand as of June 30, 2026. Trade receivables decreased compared to the prior period primarily due to elevated invoicing levels at year-end, which resulted in higher outstanding balances as of December 31, followed by subsequent collections in the reporting period.

7.2.
Financial assets

As of June, 2026, the Company recognized derivative financial assets of EUR 4,086 thousand within current financial assets. The derivative financial assets arise from subscription agreements entered into in connection with the PIPE financing related to the Business Combination with RAAQ, under which the investors agreed to purchase newly issued shares. As the subscription agreements are denominated in U.S. dollars while the Company’s functional currency is the euro, the foreign currency component results in variability in the settlement amount from the Company's perspective.

PIPE agreements, with a subscription amount of USD 134,330 thousand, were entered into on February 22, 2026. As of June 30, 2026, the exchange rate differences between the USD and EUR resulted in a fair value of EUR 3,901. At the inception date of the subscription agreements the derivative had a fair value of nil. Accordingly, the entire fair value movement recognized as of June 30, 2026, was recorded in profit or loss. The instrument is classified and measured as a derivative financial asset at FVtPL. For the three months ended June 30, 2026 a fair value gain of EUR 1,066 thousand was recognized under finance income.

Additional PIPE agreements with total subscription amounts of USD 12,000 thousand and USD 150 thousand were entered into on May 22, 2026, and June 11, 2026, respectively. As of June 30, 2026, the fair values of the derivative financial assets arising from these PIPE agreements amounted to EUR 183 thousand and EUR 2 thousand. The entire fair value gain was recognized within finance income in the consolidated statement of profit or loss for the three months ended June 30, 2026.

As of June 30, 2026, the total derivative financial asset amounted to EUR 4,086 thousand corresponding to the gain recognized within finance income for the period. For the three months ended June 30, 2026, the fair value gain amounted to EUR 1,251 thousand.

In addition, as of June 30, 2026, the Group holds investments in a short-term investment fund amounting to EUR 879 thousand (December 31, 2025: EUR 876 thousand). The fund is classified as a financial asset at FVtPL. Changes in the fair value in the amount of EUR 4 thousand are booked as fair value gains on financial assets within the finance income.

As of December 31, 2025, non-current financial assets mainly comprising long-term deposits amounted to EUR 910 thousand. During the reporting period, they increased by EUR 372 thousand to EUR 1,281 thousand as of June 30, 2026. The increase was primarily driven by the signing of a new lease contract for the headquarters.

7.3.
Financial liabilities

Financial liabilities classified as loans and borrowings include the following items:

in EUR thousand	June 30, 2026	December 31, 2025
Financial liabilities from financial institutions	8,388	3,115
Embedded derivative financial liability	-	6,122
Warrant derivative financial liability	6,581	1,445
Convertible loans	-	7,063
Other	2	-
Total	14,970	17,746
Total current	12,810	8,525
Total non-current	2,160	9,222

For detailed information regarding the carrying amounts and fair values of financial instruments, refer to Note 8.2.

Current financial liabilities comprise the portion of the government loan of the ministry of finance due within the next twelve months as well as the Kreos loan amount that will be repaid on July 31, 2026.

Convertible loans

On June 18, 2026, in connection with an Exit Event, Aalto University Foundation SR exercised its contractual right to convert the full outstanding principal of its two convertible loan agreements with the Company into ordinary shares. The shares were registered with the Finnish Trade Register on June 30, 2026.

The Aalto Loans were entered into on September 9, 2021, with principal amounts of EUR 3,823 thousand and EUR 4,062 thousand. The Aalto Loans bear no interest and were repayable on the earlier of an Exit Event or the tenth anniversary of the effective date.

At inception, the Aalto Loans were classified as compound financial instruments comprising a host financial liability measured at amortized cost and a bifurcated derivative financial liability representing the conversion feature, measured at fair value through profit or loss and classified within Level 3 of the fair value hierarchy.

As the conversion right was exercised ahead of the contractual maturity date, the derivative financial liability was remeasured to fair value immediately prior to conversion, using the actual conversion rate applied. This remeasurement resulted in a fair value of EUR 15,144 thousand immediately prior to conversion (December 31, 2025: EUR 6,122 thousand). The resulting change in fair value in the amount of EUR 9,022 was recognized as finance cost in profit or loss for the six months ended June 30, 2026.

The conversion was accounted for as an extinguishment of a compound financial instrument. Consistent with this treatment, the equity instruments issued were recognized at an amount equal to the aggregate carrying amount of the liabilities extinguished comprising the host financial liability and the remeasured derivative financial liability with no additional gain or loss recognized in profit or loss on the extinguishment itself. The carrying amounts of the financial liabilities were transferred directly in capital reserve.

As a result of the conversion, the host financial liability of EUR 7,886 thousand and the remeasured derivative financial liability of EUR 15,144 thousand (in total, EUR 23,030 thousand) were derecognized. The outstanding principal of EUR 7,886 thousand was converted, at the fixed contractual conversion price of EUR 289.84 per share, into 27,208 newly issued common ordinary shares of the Company.

Kreos Loan Agreement

On June 18, 2026, the Group issued a prepayment notice to Kreos, notifying the lender that the outstanding principal amount EUR 5,000 thousand of Loan Amount 1, together with all accrued and unpaid interest, the applicable prepayment fee, the unpaid End of Loan Payment and all other amounts outstanding under the Loan Agreement, was repaid in full on July 31, 2026. The total repayment amount under the early repayment option, including the related prepayment fee amounted to EUR 5,774 thousand. The total amount consists of EUR 4,810 thousand principal repayment, EUR 883 thousand interest and EUR 81 thousand additional fees.

On June 18, 2026, the carrying amount of the Kreos loan liability was EUR 4,784 thousand, including unamortized transaction costs of EUR 271 thousand recognized as part of the carrying amount under the effective interest method. The estimated cash flows were discounted to June 18, 2026, resulting in a present value of EUR 5,662 thousand. The difference of EUR 877 thousand between this amount and the carrying amount of the loan derecognized on that date was recognized within finance expenses for the current reporting period. As of June 30, 2026, the carrying amount of the loan was EUR 5,687 thousand.

Following the prepayment, the total loan facility will be cancelled in full. The prepayment constitutes full and final settlement of all payment obligations under the Loan Agreement and the related Loan Documents, with the exception of the Warrant Agreement, which was excluded from the repayment.

Kreos Warrant Agreement

On July 6, 2026, Kreos Capital VII Aggregator SCSp ("Kreos") exercised in full the warrants granted under the Warrant Agreement dated December 23, 2025, entitling Kreos to subscribe for up to 1,015,511 shares of the Company. Kreos settled the exercise on a cashless basis, receiving a reduced number of shares in lieu of a cash payment of the subscription price. Based on a fair market value of EUR 11.41 per share and a subscription price of EUR 4.93 per share, Kreos was allotted 577,237 shares against an aggregate subscription price of EUR 5,772.37. As the aggregate warrant value of EUR 6,581 thousand exceeded the EUR 5,000 thousand minimum threshold under the Warrant Agreement, no cash shortfall payment was due from the Company to Kreos. The Board of Directors approved and recorded the exercise on July 9, 2026. No warrants remain outstanding.

The exercise occurred between the reporting date and the date on which these financial statements are authorized for issue. As of June 30, 2026, the warrants were exercisable and significantly in the money, and Kreos had the contractual right to exercise them at any time; the exercise six days later did not create this condition but provided additional evidence of the appropriate remaining-term assumption as of June 30, 2026. The fair value of the warrants as of June 30, 2026 amounted to EUR 6,581 thousand (December 31, 2025: EUR 1,445 thousand).

Danske Loan

The loan agreement entered into between IQM and Danske Bank A/S on June 28, 2021, with an initial principal amount of EUR 4,000 thousand, was fully repaid upon its contractual maturity on June 27, 2026. Consequently, as of June 30, 2026, the Group had no outstanding borrowings or other liabilities related to this loan.

Loan from the State Treasury

On September 20, 2020, IQM entered into a loan agreement with the Finnish State Treasury for an initial amount of EUR 2,700 thousand. The loan bears a fixed interest rate of 1.0% p.a. The loan period is 10 years, with annual repayments of EUR 540 thousand commencing on September 20, 2026.

8.
Information on financial instruments
8.1.
Capital management

The Group’s primary objective when managing capital is to ensure sufficient liquidity to support its operations and execute its growth strategy while maintaining its ability to continue as a going concern. Capital is managed with a strong focus on liquidity management and funding flexibility, taking into account the Group’s cash position, forecasted cash outflows and access to equity and debt financing.

The management of IQM reviews the total amount of cash of the Group on a regular basis. As part of this review, the management considers the total cash, the cash outflow, and refinancing activities (via issue of equity or debt). To ensure the Group’s liquidity and the value of its equity to be able optimally set up in case that future opportunities arise.

8.2.
Carrying amounts and fair values of financial instruments

The following table discloses information of financial assets and financial instruments within the scope of IFRS 9.

As of June 30, 2026
in EUR thousand	Category IFRS 9	Carrying amount	Amortized cost (AC)	Fair value (FV)	Fair value level
Assets
Financial assets - non-current
Rental security deposit	AC	1,178	1,178	1,178	2
Other non-current financial assets	AC	104	104	104	2
Financial assets - current
Trade receivables	AC	12,200	12,200	-
Investment fund	FVtPL	879	-	879	2
Derivative financial asset	FVtPL	4,086	-	4,086	2
Guarantee Deposit	AC	480	480	480	2
Cash and Cash equivalents	AC	113,424	113,424	-
Other current financial assets	AC	12	12	12	2
Liabilities
Financial liabilities - non-current
Financial liabilities to credit institutions	AC	2,160	2,160	1,994	2
Financial liabilities - current
Trade Payables	AC	7,762	7,762	-
Financial liabilities from credit institutions	AC	6,228	6,228	6,228	2
Warrant derivative financial liability	AC	6,581	-	6,581	3

As of December 31, 2025
in EUR thousand	Category IFRS 9	Carrying amount	Amortized cost (AC)	Fair value (FV)	Fair value level
Assets
Financial assets - non-current
Rental security deposit	AC	896	896	896	2
Other non-current financial assets	AC	14	14	14	2
Financial assets - current
Trade receivables	AC	15,489	15,489	-
Investment fund	FVtPL	876	-	876	2
Cash and Cash equivalents	AC	146,544	146,544	-
Liabilities
Financial liabilities - non-current
Convertible Loans	AC	7,063	7,063	6,215	2
Financial liabilities to credit institutions	AC	2,158	2,158	1,975	2
Financial liabilities - current
Trade Payables	AC	8,855	8,855	-
Financial liabilities from credit institutions	AC	957	957	957	2
Embedded derivative financial liabilities	FVtPL	6,122	-	6,122	3
Warrant derivative financial liability	FVtPL	1,445	-	1,445	3

Due to the short-term nature of the Group’s financial instruments, the carrying amounts of the Group’s cash and cash equivalents, trade receivables, trade payables and current financial liabilities from credit institutions are deemed a reasonable approximation of its fair value. The fair value of long-term rental deposits approximates their carrying amount.

The current investment fund is classified as a financial asset at fair value through profit or loss, as it does not meet the solely payments of principal and interest (SPPI) criterion under IFRS 9. Fair value is determined based on observable inputs and the investment is categorized as Level 2 in the fair value hierarchy.

The derivative financial asset is measured at fair value through profit or loss and is classified within Level 2 of the fair value hierarchy. The fair value is dependent on observable foreign exchange rates between the USD and EURO, which represent market-based inputs available at the measurement date. Changes in these observable market inputs are reflected in the fair value of the derivative financial asset and are recognized in profit or loss.

Non-current financial liabilities are assigned to level 2 as the lowest level input that is significant to the fair value measurement is directly or indirectly observable:

The fair values of the non-current financial liabilities to credit institutions and convertible loans were calculated using a discounted cashflow model based on risk-free market interest rates in the form of Finnish government bonds, and a credit risk premium derived from corporate bonds with a corresponding rating and term as IQM. The credit risk of IQM and the credit risk premium resulting therefrom is an unobservable input.

Short-term financial liabilities to credit institutions as at June 30, 2026 comprise the contractual principal repayments due within the next twelve months under the government loan.

Level 3 Fair Values

The fair values of the embedded derivatives were determined using Level 3 valuation techniques, incorporating assumptions regarding future equity values, conversion probabilities and risk-free market interest rates. Key inputs to the valuation are not observable in the market.

The Kreos warrants are accounted for as a derivative financial liability and were measured at fair value using the Black-Scholes option pricing model. The fair value measurement is based on significant unobservable inputs, most notably the underlying share price and the expected share volatility. Given the materiality of these inputs to the overall valuation, the instrument is classified within Level 3 of the fair value hierarchy.

On July 6, 2026, the Kreos warrant holder elected to exercise the warrants. As the exercise occurred shortly after the reporting date and provided additional evidence regarding conditions existing as at June 30, 2026, it was considered an adjusting event after the reporting period. Accordingly, the fair value measurement of the warrant liability as at June 30, 2026 was updated to reflect the final exercise value determined on July 6, 2026, rather than an estimated value derived from a valuation model. There were no indications of material changes in the fair value of the warrants between the reporting date and the exercise date.

The warrants remained classified within Level 3 of the fair value hierarchy as at June 30, 2026, as their fair value measurement continued to rely on significant unobservable assumptions.

As the derivative financial liability was settled shortly after the reporting date at a value determined by the listing and the warrant exercise, the Company decided to use the final settlement value rather than a hypothetical sensitivity analysis based on reasonably possible alternative assumptions that, in the event, did not materialize. Accordingly, no quantitative sensitivity analysis is presented.

The following table presents a reconciliation from the opening balance to the closing balance for recurring fair value measurements categorized within Level 3 of the fair value hierarchy.

in EUR thousand	Embedded derivative financial liabilities	Warrants
As of January 1, 2026	6,122	1,445
Gain (loss) recognized in finance expense
Net change in fair value (unrealized)	9,022	5,135
Derecognition upon conversion into equity	(15,144)	-
As of June 30, 2026	-	6,581

in EUR thousand	Embedded derivative financial liabilities	Warrants
As of January 1, 2025	14,397	-
Financial instruments issued during the reporting period	-	1,445
Gain (loss) recognized in finance expense
Net change in fair value (unrealized)	(1,130)	-
Financial instruments offset during the reporting period	(7,145)	-
As of December 31, 2025	6,122	1,445

Upon conversion of the Aalto Loans on June 30, 2026, the embedded derivative liability was remeasured at fair value immediately before settlement. The embedded derivative was therefore remeasured at its incremental value using the share price of EUR 846.45, as implied by the PIPE financing reference price, as the sole significant input. No option-pricing model or additional unobservable inputs were applied at this measurement date. The resulting carrying amount of EUR 15,144 thousand was derecognized in full and transferred directly to equity, together with the carrying amount of the host liability, and recognized within capital reserve. No further gain or loss arose on derecognition.

For the period from January 1, 2026 to the Conversion Date, a fair value loss of EUR 9,022 thousand on the derivative financial liability was recognized in finance expenses in profit or loss, reflecting the remeasurement of the conversion feature up to the date of derecognition.

9.
Composition of the group

IQM’s subsidiaries as of June 30, 2026, are listed below. Unless otherwise stated, their share capital is composed entirely of common shares held directly by the group, and the ownership percentage corresponds to the group’s voting rights. Each entity’s country of incorporation or registration also serves as its principal place of business.

		% equity interest
Name	Country of incorporation	June 30, 2026	December 31, 2025
IQM Germany GmbH	Germany	100	100
IQM Quantum Computers S.L.	Spain	100	100
IQM France SAS	France	100	100
IQM Singapore PTE. LTD.	Singapore	100	100
IQM US Inc.	United States	100	100
IQM Polska Sp. z o.o.	Poland	100	100
IQM Italy S.R.L.	Italy	100	100
IQM Japan K.K.	Japan	100	100
IQM US LLC	USA	100	-
IQM Eclipse QC S.á.r.l.	Luxembourg	100	-
IQM U.K. LTD	United Kingdom	100	-

The Group's subsidiary Eclipse QC S.á.r.l. was acquired in February 2026 and the US LLC was established in February 2026. In April 2026 the subsidiary IQM U.K. LTD was established.

10.
Related party transactions

All business transactions, receivables and liabilities with related parties existing at the reporting date result from ordinary business activities.

10.1.
Remuneration key management personnel

The remuneration of key management personnel includes short-term employee benefits and share-based payments.

	For the three months ended June 30,		For the six months ended June 30,
in EUR thousand	2026	2025	2026	2025
Short-term employee benefits	182	475	380	614
Post-Employment Pension and Medical Benefits	16	83	30	108
Share-based payment transactions	961	68	1,993	135
Total	1,159	625	2,402	857

Short-term employee benefits include salary and other non-monetary benefits.

As of June 30, 2026, accrued bonus liabilities amounted to EUR 227 thousand (June 30, 2025: EUR 37 thousand). Accrued bonus liabilities increased by EUR 100 thousand to EUR 114 thousand for the three months ended June 30, 2026 as compared to EUR 23 thousand for the three months ended June 30, 2025.

The accruals reflect management’s best estimate of the expected payout based on current salary levels and performance assumptions at the reporting date. All accrued amounts are expected to be settled in cash within the following financial year.

Share-based payments include expenses for stock options (see Note 5.6).

10.2.
Other related party transactions

Services received	Transaction values for the three months ended June 30,		Transaction values for the six months ended June 30,
in EUR thousand	2026	2025	2026	2025
Financing by other related parties	-	-	-	40,200
Membership fee	-	-	9	9
Total	-	-	9	40,209

Other related party transactions include Series B investments from funds under control or significant influence of Board members and membership fees.

11.
Contingencies and Commitments

The Group has issued performance guarantees and advance payment guarantees to customers in connection with ongoing delivery projects totaling EUR 13,325 thousand (December 31, 2025: EUR 13,325 thousand). These guarantees are typically issued by financial institutions on behalf of the Group and secure the Group's contractual obligations to deliver quantum computing systems in accordance with agreed specifications and timelines.

In connection with the closing of the Business combination and the capital increase in relation to the PIPE financing in July 2026, the Group has entered into total commitments of EUR 13,474 thousand as of June 30, 2026, comprising placement and transaction fees. These commitments are contractually agreed and become due upon successful completion of the closing.

As at June 30, 2026, the Group had entered into a lease agreement that has not yet commenced. The undiscounted future lease payments under this agreement amounted to EUR 3,820 thousand.

12.
Events after the interim period

Quantistry acquisition:

On July 1, 2026, the Group completed the acquisition of selected technology-related assets of Quantistry GmbH ("Quantistry"), a Berlin-based developer of cloud-based, AI-enabled software for chemical and materials simulation.

The total purchase consideration amounts to EUR 1,900 thousand, of which 30% (EUR 570 thousand) is held in escrow for a period of three months and is subject to adjustment based on the retention of certain employees.

The acquired set includes inputs and substantive processes that together significantly contribute to the ability to create outputs and therefore meets the definition of a business. Accordingly, the transaction will be accounted for as a business combination using the acquisition method.

As the acquisition was completed after the reporting date, it has not been reflected in the condensed interim financial statements as at June 30, 2026. The initial accounting for the business combination, including the allocation of the purchase consideration to the identifiable assets acquired and liabilities assumed, has not yet been completed. Consequently, the amounts to be recognized in connection with the acquisition cannot yet be reliably determined.

Dual listing:

On July 1, 2026, the Company completed its business combination with Real Asset Acquisition Corp. ("RAAQ"), a Nasdaq-listed special purpose acquisition company, pursuant to the Business Combination Agreement entered into on February 22, 2026 .As part of the transaction, RAAQ merged with and into IQM US LLC, a group company, with IQM US LLC continuing as the surviving entity.

In connection with the completion of the transaction, the Company transferred 14,381,747 existing treasury shares as consideration to the former shareholders of RAAQ. The warrants previously issued by RAAQ were assumed by the Company and became warrants to purchase shares in the Company represented by American depositary shares.

Concurrently, the Company completed the related PIPE financing, pursuant to which 14,548,000 existing treasury shares were transferred to institutional and other accredited investors at a subscription price of USD 10.00 per share, resulting in aggregate gross proceeds of EUR 127,805 thousand.

Following completion of the business combination, on July 2, 2026, IQM’s American Depositary Shares commenced trading on the Nasdaq Global Select Market under the ticker symbol “IQMX”.

On July 1, 2026, the Finnish Financial Supervisory Authority approved the Company's listing prospectus for the admission of its ordinary shares to trading on the regulated market of Nasdaq Helsinki Ltd. Trading in the Company's ordinary shares on Nasdaq Helsinki commenced on July 3, 2026.

As the business combination and the dual listing occurred after June 30, 2026, it does not affect the Group's condensed interim financial statements as at that date. Through this transaction, the Company received total gross proceeds of approximately EUR 209,502 thousand.

Order intake:

Subsequent to the reporting date, the Company entered into an additional customer agreement in July 2026 for the development, manufacture and delivery of quantum computing hardware, with a combined contract value of EUR 33,000 thousand.

Kreos Loan:

On July 31, 2026 the Company repaid the principal amount of the Kreos loan plus any accrued and unpaid interest, the applicable prepayment fee, the unpaid End of Loan Payment and all other amounts outstanding under the Loan. The total repayment amount under the early repayment option, including the related prepayment fee amounted to EUR 5,774 thousand. The total amount consists of EUR 4,810 thousand principal repayment, EUR 883 thousand interest and EUR 81 thousand additional fees.